Exhibit 19.1

Insider Trading

Policy No.:	P003
Effective Date:	May 1, 2025
Policy Owner:	Legal
Policy Contact:	compliance@yeti.com

1.Policy Purpose and Summary

The following is the Insider Trading Policy (this “Policy”) of YETI Holdings, Inc. and each subsidiary of YETI Holdings, Inc. (collectively, “YETI” or the “Company”). Individuals found to have violated insider trading laws face civil penalties of up to three times the profit gained or loss avoided by reason of their violation. A criminal fine of up to $5 million and a term of up to 20 years in jail may be imposed in the event of a willful violation. YETI and its officers and members of the Board could also face significant penalties for failing to take steps to prevent violations by Insiders.

In addition, violations of insider trading laws can result in significant expense to YETI in connection with investigations by regulators or criminal authorities and can cause the public and the securities markets to lose confidence in YETI and its Securities. This could substantially harm YETI and its stockholders.

2.Policy Applies To/Applicability
This Policy applies to members of the Board of Directors (the “Board”) and employees of YETI and each such persons’ family members who live in the same household, trusts, investment funds or other entities in which such persons have a beneficial interest or over which such persons have the power to dispose or direct the disposition of Securities held by the entity (“Related Persons” and, together with members of the Board and employees, “Insiders”).

The Company may also from time to time determine that this Policy applies to additional persons with access to Material Nonpublic information, such as contractors or consultants, and any such additional persons designated by the Company as being subject to this Policy and their Related Persons will be considered an “Insider” for all purposes of this Policy.

3.Definitions

“Derivative Securities” are options, warrants, restricted stock units, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as YETI common stock.
“Insider” is a person who is in possession of Material Nonpublic information concerning YETI or another entity by reason of his or her affiliation with YETI. This includes employees, members of the Board and Representatives. For purposes of this Policy, any family member who lives in the same household as an Insider is also considered an Insider.

“Market Professional” is any person who is, or is associated with (i) a broker or dealer of securities,
(ii) investment advisers or certain institutional investment managers, and (iii) investment companies, hedge funds and affiliated persons. These categories include sell-side analysts, buy-side analysts, large institutional investment managers and other market professionals who may be likely to trade on the basis of selectively disclosed information.
“Material” information is information that a reasonable investor would consider important in deciding whether to buy, hold or sell securities. Material information can be either positive or negative. Although it is not always easy to determine whether information is Material and it is not possible to define all categories of Material information, the following types of information are typically regarded as Material:

•Net sales, including net sales growth rates and projections;
•Gross profit and EBITDA margins (and similar metrics, including non-GAAP metrics such as Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income) including projections of same or margins regarding same;
•Earnings, including estimates of future earnings;
•Significant mergers, acquisitions, tender offers, joint ventures, or significant changes in assets;
•Significant developments regarding customers, retailers, suppliers or strategic partners (including the acquisition or loss of an important customer, contract or relationship);
•Major product introductions by the Company or its competitors;
•Changes in senior management;
•Significant cybersecurity or data privacy breaches impacting the Company, its employees, customers or others;
•A change in auditors or auditor notification that the Company may no longer rely on an audit report;
•Financings and other events regarding the Company’s securities (e.g., defaults on debt securities, calls of securities for redemption, repurchase plans, stock splits, proposed or actual public or private sales of securities by the Company);
•Significant sales of securities on behalf of selling stockholders of the Company;
•Significant litigation, or significant events in already pending litigation;
•Bankruptcy, corporate restructuring or receivership; and
•Any factor that would cause the Company’s financial results to be substantially different from the Company’s publicly announced projections or analyst estimates.
Material information is not restricted to information relating only to the Company. Material information could be information relating to any other entity with which the Company does business or is involved in a business relationship, such as a customer, strategic partner or potential merger partner.

“Nonpublic information” is information that has not been subjected to Public Disclosure by the Company.
“Public Disclosure” or “Publicly Disclosed” means a communication or series of communications calculated to reach the general public, such as a press release widely disseminated over a national wire service, a Form 8-K or other filing with the SEC, or a public webcast or conference call presentation. Disclosure to a large group of financial analysts, other Market Professionals or investors, or comments made in interviews or via social media generally do not constitute Public Disclosure. Generally, Public Disclosure will be deemed to have been accomplished at the close of business on the first full trading day after such information is publicly disclosed in a manner described above.
“Qualified Selling Plan” is a written plan adopted by an Insider that meets the requirements set forth in Annex A to this Policy.

“Representatives” are additional persons with access to Material Nonpublic information, such as contractors or consultants, who have been designated by the Company as being subject to this Policy.
“Security” includes common stock, options, warrants, restricted stock, restricted stock units, stock appreciation rights, debentures and all other securities of an entity the value of which is related to or derived from an entity’s common stock.

4.Prohibited Insider Trading and Disclosure of Material Nonpublic Information

If a member of the Board, employee or other Insider has Material Nonpublic information about YETI or its Securities, that person may not buy, sell, transfer, or gift (including charitable donations and transfers for estate planning purposes) YETI Securities, regardless of whether the trading window is open or closed (“Insider Trading”).

In addition, Insiders are prohibited from disclosing Material Nonpublic information about the Company or its Securities to other persons, including colleagues within the Company, friends and family. This prohibition also includes making recommendations or expressing opinions as to trading in YETI Securities on the basis of such Material Nonpublic information. Even communicating Material Nonpublic information to someone who might be expected to trade while in possession of that information can constitute “tipping” and result in liability for both the tipper and tippee. However, Material Nonpublic information may be disclosed to certain persons for the express purpose of performing an authorized act or service necessary to the Company in accordance with the Company’s policies, such as to colleagues within the Company whose jobs require them to have such information and accountants, attorneys and other persons who hold a duty of trust and confidence with the Company or other third parties with whom the Company or any of its subsidiaries has entered into a non-disclosure agreement.

Insiders who, in the course of their employment by, or association with, the Company, learn of or obtain Material Nonpublic information about another entity may not (a) trade in that entity’s Securities (or the Securities of any other entity to which the information may be material), or (b) disclose such information to any other person or recommend that any person trade in that entity’s Securities (or the Securities of any other entity to which the information may be material) until the information becomes public or is no longer material. For purposes hereof, such other entity may be an entity with which the Company does business or is involved in a business relationship, such as a customer, supplier, strategic partner or potential merger partner, or an unrelated entity to which the information is material, whether by being in the same industry, having a competitive relationship, or otherwise.

5.Specific Procedures and Prohibitions Applicable to All Insiders
The following procedures are also considered part of this Policy and your compliance with them is required.

A.You are responsible for ensuring that each of your Related Persons complies with this Policy. You should make all of your Related Persons aware of this Policy and the need to confer with you before they trade in YETI Securities.

B.You are prohibited from providing Material Nonpublic information to or assisting so-called “expert networks,” Market Professionals or other similar entities to obtain Material Nonpublic information regarding YETI and/or YETI’s customers, suppliers, strategic partners or others with whom YETI has a business relationship in order to trade in such entity’s Securities or provide information to other third parties who trade in such entity’s Securities. However, authorized disclosure of Material Nonpublic information to Market Professionals pursuant to the Company’s corporate disclosure policies will not be in violation of this Section 5(B).

C.You may not engage in a transaction (including a purchase, sale, or gift (including charitable donations and transfers for estate planning purposes)) in YETI Securities beginning 14 calendar days prior to the end of each fiscal quarter through the close of business on the first full trading day after the Company’s financial results for such quarter are subject to Public Disclosure “Quarterly Blackout Period”. For example, if the Company announces financial results before the markets open on Thursday morning, the Blackout Period will end, and trading may commence, when the markets open on Friday morning. In addition, from time to time, due to material developments known to the Company that have not been disclosed publicly, the Company may impose a special blackout period (each, a “Special Blackout Period” and, together with a Quarterly Blackout Period, a “Blackout Period”) on transactions by employees or members of the Board designated by the Chief Executive Officer, Chief Financial Officer or General Counsel. During any Special Blackout Period, such designated individuals and their Related Persons will not be permitted to trade in YETI Securities. No employee or member of the Board may disclose to any other person that a Special Blackout Period has been imposed unless authorized to do so.

D.You may not engage in YETI Securities transactions of a speculative or risk mitigation nature at any time, including, but not limited to, put or call options, straddles or other transactions involving YETI-based Derivative Securities, margin YETI Securities or otherwise pledge YETI Securities as collateral or enter into any hedging transactions that hedge or offset or are designed to hedge or offset any decrease in the market value of YETI Securities (including prepaid variable forward contracts, equity swaps, collars and exchange funds). You are also prohibited at all times from short-selling YETI common stock. However, as indicated below, you are not prohibited from receiving and exercising options, restricted stock units, stock appreciation rights or other Derivative Securities granted under YETI’s employee stock option or equity incentive plans (provided that any open-market purchase or sale effected in connection with such exercise or other transaction remains subject to this Policy).

E.Each of the Chief Financial Officer, General Counsel and Chief Executive Officer of YETI have the authority to impose additional restrictions on transacting in YETI Securities at any time. In such event, the person imposing the additional restrictions will notify the affected individuals of the additional restrictions personally or by e-mail or voicemail.
F.If you have placed a limit order or open instruction to transact in YETI Securities, you bear the responsibility for cancelling such instructions immediately in the event restrictions are imposed on your ability to trade, whether because of your possession of Material Nonpublic information or the imposition or effectiveness of a Blackout Period or other trading restriction.
G.Transactions that would otherwise be prohibited by this Policy are allowed if they are made pursuant to a Qualified Selling Plan, provided that the preclearance procedures set forth in Section IV below shall apply with respect to entrance into any such Qualified Selling Plan. Any Qualified Selling Plan must satisfy the requirements set forth in Exhibit A of this Policy and be pre-cleared by the General Counsel (or if not available, the Chief Executive Officer, Chief Financial Officer, or other designee of the General Counsel) of the Company. In accordance with rules promulgated by the Securities and Exchange Commission, the Company will be required to disclose publicly the material terms of any Qualified Selling Plan.
H.“Non-Market Transactions” are allowed even while in the possession of Material Nonpublic information and when in a Blackout Period. Non-Market Transactions are:

i.Exercise of a stock option (without subsequent or contemporaneous sale) under a YETI stock incentive plan, including a transaction in which the Company withholds shares of stock to satisfy tax withholding requirements or in satisfaction of the exercise price, provided there is no sale of stock.

ii.Acquisition of shares under a YETI employee stock purchase plan without a subsequent sale of the shares.

iii.Vesting of restricted stock, or the exercise of a tax withholding right pursuant to which an election is made to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or the vesting or exercise of any stock option.

iv.A specific, non-market transaction approved in writing in advance by the General Counsel (or if not available, the Chief Executive Officer or Chief Financial Officer) of the Company; provided, however, that for purposes of this Policy a gift of YETI

Securities (including charitable donations and transfers for estate planning purposes) may not be approved as a non-market transaction.

I.If you receive an outside request for information, comments or interviews (other than routine product inquiries) that may result in the dissemination of Material Nonpublic information, you must direct the request to the Chief Financial Officer or General Counsel so that an authorized spokesperson of the Company may determine whether or how to respond to the request consistent with the Company’s corporate disclosure policies.

6.Additional Procedures Applicable to Section 16 Officers, Members of the Board, and Key Employees

A.If you are a Section 16 Officer, a member of the Board or a Key Employee (as such may be designated in writing by the General Counsel from time to time and which designation shall continue until terminated in writing by the General Counsel) (such a designated person, a “Key Employee”), you must inform and receive approval from the General Counsel (or if not available, the Chief Executive Officer, Chief Financial Officer, or other designee of the General Counsel) before the proposed transaction date whenever you intend to transact in YETI Securities, including entering into, modifying or terminating a Qualified Selling Plan, the placing of limit orders, gifting YETI Securities (including charitable donations and transfers for estate planning purposes), or transferring YETI Securities to a trust (such approval, “Preclearance”). All requests for Preclearance shall be submitted for approval at least two business days before the proposed transaction date (or such shorter period as is approved by the General Counsel), except that a Qualified Selling Plan shall be submitted for Preclearance not less than 5 business days prior to the proposed adoption of the Qualified Selling Plan. Generally, Preclearance will be granted subject to a specified time limit within which the transaction must be executed. If no time limit is specified, then Preclearance will expire at the close of The New York Stock Exchange (or such other exchange or over-the-counter market on which the Company’s Securities are then principally traded) on the 5th business day after Preclearance thereof. In all cases, at the time of executing a transaction in YETI Securities, you will be responsible for determining that you are not in possession of, and do not have access to, Material Nonpublic information, and for verifying that YETI has not imposed any restrictions on your ability to transact.

B.Before any Section 16 Officer or member of the Board may purchase, sell, or gift (including charitable donations and transfers for estate planning purposes) any Company Securities, he or she is required to contact Fidelity or other broker where such Securities are held regarding compliance with Rule 144, if required. The YETI Legal Department will assist in completing the Form 4 and will file it on your behalf with the SEC, if requested. However, the completion and filing of the Form 4 is the responsibility of the Section 16 Officer or member of the Board alone.

7.Additional Guidance for All Insiders
A.With respect to Material Nonpublic information of the Company, this Policy applies to you regardless of how you become aware of the information. By way of example, if you are an administrative assistant and you have learned that a large order or contract has just been received from Company A, or that an acquisition of Company B is about to occur, you are prohibited from trading in YETI Securities until after Public Disclosure of the news. When you are in possession of Material Nonpublic information of the Company, you have a duty to the Company to keep that information confidential and not to use it for your personal benefit, or the personal benefit of anyone else.
B.With respect to Material Nonpublic information concerning another entity with which the Company is doing business, this Policy applies to you if you became aware of the information about the other entity by reason of your affiliation with YETI. In the example above, you would not be able to trade in the Securities of Company A or Company B until after Public Disclosure of the news.

C.If you are aware of Material Nonpublic information about YETI, the prohibition against trading in YETI Securities applies to you even if the trading window is otherwise open.
D.If you have any questions as to whether any information you have is Material or Nonpublic, you should contact the General Counsel of the Company for clarification.
E.If you believe you may be regarded as being aware of Material Nonpublic information and you are contemplating a transaction in YETI Securities, you must contact the General Counsel of the Company (or if not available, the Company’s Chief Executive Officer or Chief Financial Officer) prior to executing the transaction to determine if you may properly proceed. Section 16 Officers and members of the Board should be particularly careful (and must also comply with Section IV hereof regarding Preclearance), since avoiding even the appearance of engaging in improper securities transactions is important.
F.Determining whether information is Material is not always easy, but a good rule of thumb is that if the information would make you more inclined to buy or sell an entity’s stock or is likely to affect the Company’s stock price, whether positive or negative, you should consider it to be Material.
G.There are no exceptions to this Policy. One of YETI’s responsibilities as a public company is to enforce this Policy. Except as specifically permitted by this Policy (for example, in the case of Non-Market Transactions and transactions pursuant to a Qualified Selling Plan), you must refrain from a transaction even if you planned or committed to the transaction before you came into possession of the Material Nonpublic information, regardless of the economic loss that you believe you might suffer as a consequence of not trading. Also, if you are in possession of Material Nonpublic information, it does not matter that publicly disclosed information might provide an independent basis for engaging in the transaction. Except as specifically permitted by this Policy, you simply cannot trade in Securities while in possession of Material Nonpublic information.
H.There are no dollar limits on the size of a transaction that will trigger insider trading liability or a violation of this Policy. The SEC and Department of Justice have pursued relatively small trades, and the Company does not permit any Insider Trading, even if the trades involved are for low-dollar amounts. In addition, you can be subject to civil and criminal penalties even if you did not profit from disclosing or advising on Material Nonpublic information.
I.You should beware of anyone who appears to be pressing you for Nonpublic information of any kind about the Company, even if you do not believe that the information, standing alone, is Material, particularly if the person is offering you anything of value in exchange. Securities traders employ many means, including so-called “expert networks,” to try to extract confidential information from employees at all levels of a company. Remember that Nonpublic information may only be disclosed by persons specifically authorized to discuss it.
J.This Policy also applies to former employees and former members of the Board of YETI, with respect to Material Nonpublic information of the Company or concerning another entity with which the Company is doing business, which was learned by reason of the former employee’s or former Board member’s prior affiliation with YETI.

8.Consequences for Violations of this Policy
Failure to comply with this Policy could result in a serious violation of federal, state and foreign securities laws by you and/or YETI, and can subject you to civil and criminal penalties. In addition to any criminal or civil penalties prescribed by law, violation of this Policy constitutes grounds for dismissal, personnel action up to and including termination of employment or, with respect to Representatives, termination of any relationship with the Company.

9.Related Information

Resources
Code of Business Conduct

Exhibit A: Criteria for Qualified Selling Plans
Rule 10b5-1 of the Securities Exchange Act of 1934 (“Rule 10b5-1”) provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements of such rule (each, a “Qualified Selling Plan”). An Insider that has adopted a Qualified Selling Plan in compliance with Rule 10b5-1 can engage in transactions over an extended period of time, even during a Blackout Period, as long as the Insider is not aware of Material Nonpublic information at the time the Insider entered into the Qualified Selling Plan and has acted in good faith with respect to the plan. The initiation of, and any modification to, any such Qualified Selling Plan will be deemed to be a transaction in the Company’s Securities, and such initiation or modification is subject to all limitations and prohibitions relating to transactions in the Company’s Securities. Each such Qualified Selling Plan, and any modification thereof, must be submitted to and pre-approved by the Company’s General Counsel (or if not available, the Chief Executive Officer, Chief Financial Officer, or other designee of the General Counsel) (the “Authorizing Officer”) pursuant to the preclearance requirements set forth in Section IV of the Company’s Insider Trading Policy, who may impose such conditions on the implementation and operation of the Qualified Selling Plan as the Authorizing Officer deems necessary or advisable. However, compliance of the Qualified Selling Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Qualified Selling Plan are the sole responsibility of the person initiating the Qualified Selling Plan, not the Company or the Authorizing Officer.

Qualified Selling Plans do not exempt individuals from complying with Section 16 reporting rules or liability for short-swing trades.

Rule 10b5-1 presents an opportunity for Insiders to establish arrangements to sell or purchase Company stock without the restrictions of trading windows and blackout periods, even when there is undisclosed Material Nonpublic information. A Qualified Selling Plan may also help reduce negative publicity that may result when key executives sell Company Securities. Rule 10b5-1 only provides an “affirmative defense” in the event there is an insider trading lawsuit. It does not prevent someone from bringing a lawsuit.
Each member of the Board and employee of the Company may enter into a Qualified Selling Plan only when he or she is not in possession of Material Nonpublic information, and only during a trading window period outside of a Blackout Period. Although transactions effected under a Qualified Selling Plan will not require further pre-clearance at the time of the trade, any transaction (including the quantity and price) made pursuant to a Qualified Selling Plan of a Section 16 Officer or member of the Board must be reported to the Company promptly on the day of each trade to permit the Company’s Legal Department to assist in the preparation and filing of a required Form 4.
Each Qualified Selling Plan is required to comply with the following minimum requirements:

1.The Qualified Selling Plan may not be adopted during a Blackout Period or at a time when the Insider is aware of Material Nonpublic information, and the Qualified Selling Plan must contain a representation confirming that the Insider is not aware of Material Nonpublic information about the Company or its Securities;
2.The Insider must enter into the Qualified Selling Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, the Insider must act in good faith with respect to the Qualified Selling Plan, and the Qualified Selling Plan must contain a representation confirming that such plan is being “entered into in good faith” and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
3.The Qualified Selling Plan must be a written plan or binding contract and must either (a) specify the amount of Securities to be purchased and sold and the price at which the Securities are to be purchased or sold, (b) include a written formula or algorithm, or computer program, for determining the amount of Securities to be purchased or sold and the price at which and the date on which the Securities are to be purchased or sold, or (c) not permit the Insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the contract, instruction, or plan, did exercise such influence must have not been aware of Material Nonpublic information when doing so;

4.Sales or purchases may not commence under the Qualified Selling Plan until the expiration of a waiting period which is: (i) for Section 16 Officers and members of the Board, the later of (a) 90 days after such plan is adopted, or (b) two business days following the filing of the Company’s Form 10-Q or Form 10-K containing financial results for the fiscal quarter in which the Qualified Selling Plan was adopted (subject to a maximum waiting period of 120 days) or (ii) for persons other than Section 16 Officers and members of the Board, 30 days after such plan is adopted (such period in which trades may not occur, the “Cooling-Off Period”).

5.Unless otherwise permitted by Rule 10b5-1, no more than one Qualified Selling Plan to effect open market purchases or sales of the Company’s securities may be in effect at any time with respect to Company Securities beneficially owned by an Insider, except that, during the term of a Qualified Selling Plan, such Insider may:

a)adopt a Qualified Selling Plan in compliance with the requirements herein with any transactions to take effect upon the completion or expiration of the Insider’s current Qualified Selling Plan; provided, however, that if the Insider’s current Qualified Selling Plan is terminated before its originally scheduled completion date, then the Cooling-Off Period for the later-commencing Qualified Selling Plan shall run from the date of such termination (and not from the date the later-commencing Qualified Selling Plan was adopted); and

b)enter into another contract, instruction or plan providing only for the sale of such Securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, and provided that the Insider does not exercise control over the timing of such sales (a “Sell-to-Cover Plan”);

6.Other than Sell-to-Cover Plans, no more than one Qualified Selling Plan designed to effect the open- market purchase or sale in a single transaction of the total amount of Company Securities subject to the Qualified Selling Plan may be adopted within any twelve month period;

7.During the term of a Qualified Selling Plan, all transactions covered by the Qualified Selling Plan must occur pursuant to such plan and an Insider may not alter or deviate from the terms of the Qualified Selling Plan or enter into or alter a corresponding or hedging transaction or position with respect to the Securities to be purchased or sold under the Qualified Selling Plan;

8.Any modification or termination of a Qualified Selling Plan must be pre-approved in advance by the Authorizing Officer prior to any such modification or termination, and a modification of a Qualified Selling Plan must satisfy all of the requirements of Rule 10b5-1 and the requirements set forth in this Annex A as if such modification constituted the adoption of a new Qualified Selling Plan (it being understood that a modification of a Qualified Selling Plan includes any change to the amount, price, or timing of the purchase or sale of Securities under such plan, but shall not include the substitution of the broker executing trades thereunder as long as such modified plan does not change the price, amount of Securities to be purchased or sold or dates on which such purchases or sales are to be executed); and

9.The Qualified Selling Plan must contain and comply with such other terms, conditions and restrictions as may be required by Rule 10b5-1 and applicable SEC rules as in effect from time to time.